1A

RECEIVED

NOV 21 2006

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Skillstorm Online Learning, Inc.
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

November 21, 2006



RECD S.E.C.

NOV 21 2006

1088

**VIA FACSIMILE: (202) 772-9206**

Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation/Finance
ATTN: John Reynolds

**Re: Skillstorm Online Learning, Inc. Form 1-A, File # 24-10158**

Dear Mr. Reynolds,

Skillstorm Online Learning, a Washington corporation, would like to amend its Form 1-A to remove the sentence on the front page that reads, "It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of the Regulation A" and add the sentence, "This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

If you have any questions, please feel free to contact Andrew Stolowitz of The Otto Law Group, PLLC at (206) 262-9545.

Respectfully,

Colin Innes
President, Chief Executive Officer
and Chairman of the Board

Greg Heuss
Chief Operating Officer and Director

Ted Williams
Chief Financial Officer

Cc: Andrew Stolowitz